October 2, 2020

Lisa N. Larkin

Lauren Hamilton

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Flat Rock Core Income Fund – File Nos: 333-239281 and 811-23579

Dear Ms. Larkin and Ms. Hamilton:

Flat Rock Core Income Fund (formerly Flat Rock Capital Credit Fund) (the “Fund”) on September 2, 2020 (the “Filing Date”) filed Amendment No. 1 to its registration statement on Form N-14 8C under the Securities Act of 1933 (“Securities Act”) (the “N-14”) regarding the reorganization of Flat Rock Capital Corp. (the “Company”) into Flat Rock Core Income Fund (the “Reorganization”). This letter is in response to the verbal comments provided on September 29, 2020. Please find below a list of those comments and the Registrant's responses as requested, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Terms used and not defined herein shall have the meanings assigned to them in the N-14.

Legal Comments

1.	Comment: In connection with our initial comment that asked for an analysis as to why certain matters that provide for different voting rights following the Reorganization should not be unbundled, we followed up with an additional comment that communicated our position that, in the context of a shell reorganization, such differences should be unbundled. We acknowledge receipt of your proposal to revise the declaration of trust and trust agreement (the “Trust Agreement”) of Flat Rock Core Income Fund (the “Fund”) so that the voting standards of a number of provisions in the Trust Agreement will be comparable to the voting standards set forth in the charter of Flat Rock Capital Corp. We further note that the voting standards regarding the ability to convert to an open-end investment company are different. Please either revise the N-14 to allow stockholders of the Company to vote on this change or revise the Trust Agreement of the Fund so that the voting standards are the same.

Response: The Fund has revised the disclosure in the N-14 registration statement and the Trust Agreement itself so that the voting rights related to the following will be consistent with the voting rights that stockholders of the Company currently have pursuant to its charter: (i) mergers, certain reorganizations and liquidation; (ii) ability to remove trustees with or without cause; (iii) dissolution of the Fund; (iv) material amendments to the Trust Agreement; and (v) ability to convert the Fund to an open-end investment company.

Lisa N. Larkin

Lauren Hamilton

October 2, 2020

Accounting Comments

1.	Comment: We note your response to Accounting Comment No. 2 from your September 2, 2020 response letter, which stated that the Fund will be the accounting survivor following the Reorganization. We believe that this is not consistent with disclosure in the registration statement on Form N-2 of the Fund that indicates that the Fund will adopt the operating history of the Company, which is identified as the predecessor Fund for financial reporting purposes. Please revise to show the Company as the accounting survivor following the Reorganization. If the Fund will be the accounting survivor, we may have additional information comments.

Response: The Company acknowledges the staff’s comment and has revised the N-14 registration statement to identify the Company as the accounting survivor and confirms that the Fund intends to adopt the operating history of the Company following the closing of the Reorganization.

2.	Comment: We note your response to Accounting Comment No. 8 from your September 2, 2020 response letter, where you indicated that the Company has no capital loss carryforwards and, therefore, no changes to tax disclosures were made regarding capital loss carryforwards. We note, however, that the Company’s Annual Report on Form 10-K discloses that the Company had both short and long term capital loss carryforwards as of December 31, 2019. Please revisit this comment and provide adequate disclosure about the expiration and limitations of capital loss carryforwards.

Response: The Fund has revised its disclosure in the N-14 registration statement regarding capital loss carryforwards as follows:

As of December 31, 2019, the Company had short-term loss carryforwards of $314,489 and long-term loss carryforwards of $4,262.  Capital loss carryforwards can be carried forward indefinitely to offset future capital gains, subject to applicable restrictions under the Code.

By reason of the Reorganization, the Fund will succeed to and take into account the capital loss carryforwards of the Company. The Reorganization is not expected to result in limitations on the Fund’s ability to use any capital loss carryforwards of the Company.

Lisa N. Larkin

Lauren Hamilton

October 2, 2020

3.	Comment: Please explain if the Fund anticipates challenges valuing its private debt investments on a daily basis following the Reorganization and explain if its valuation policies and procedures will significantly change from the policies and procedures adopted and utilized by the Company due to daily pricing. In connection with this, please advise as to whether the Fund anticipates using third-party vendors or pricing specialists to provide additional pricing inputs?

Response: The Fund acknowledges that there are additional challenges associated with daily pricing versus monthly pricing, which is how the Company has historically operated. However, the Fund intends to largely follow the valuation policies and procedures employed by the Company, with the addition of certain adjustments to fair value on a daily basis in order to be able to sell securities daily.

Certain of the securities currently held by the Company are exchange-traded business development companies, and the value of those securities will be based on closing market prices. In addition, the Company currently holds junior debt positions in collateralized loan obligations (“CLOs”) that will be valued based on the last reported bid prices supplied by an independent, third party pricing service engaged by the Fund. If the last reported bid price is not readily available or is otherwise deemed to be unreliable by the adviser, then such securities will be valued at fair value pursuant to procedures adopted by the Fund’s Board of Trustees.

With respect to the senior secured loans held by the Fund, each will be fair valued by a third-party valuation firm engaged by the Fund each quarter. Certain of the senior secured loans held by the Fund will be broadly syndicated loans. Broadly syndicated loans will be valued by using readily available market quotations or another commercially reasonable method selected by an independent, third party pricing service or by using broker quotations.

The quarterly fair value of the Fund’s senior secured loans will be adjusted on a daily basis to take into account accrued interest, interest payment or paydowns of each position. In addition, the Fund will receive financial statements for each portfolio company on either a quarterly or monthly basis, depending on the loan agreements in place with each portfolio company. As financial statements are received, the inputs that impact the fair value of such positions will be adjusted in order to updated valuations for such positions. Further, to the extent that advisory personnel become aware of any extraordinary event that would be likely to impact the fair value of a senior secured loan, the adviser will be responsible for assessing such impact and adjusting the value of such position.

Lisa N. Larkin

Lauren Hamilton

October 2, 2020

4.	Comment: On page 21 of the N-14, we note that, pursuant to Section 3(b)(ii) of the Investment Advisory Agreement between the Company and its investment adviser, incentive fees will be determined and payable upon termination of the agreement, which will occur upon the closing of the Reorganization. Please provide an analysis regarding the appropriateness of this provision in the context of Section 205(b)(3) of the Investment Advisers Act of 1940. Further, please disclose the amount of incentive fees that are expected to be paid at the termination of the agreement.

Response: The Company advises the staff that no incentive fees are expected to be due and payable as a result of the termination of the Investment Advisory Agreement. Disclosure to this effect has been added to page [21] of the N-14 registration statement.

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Should you have any questions concerning this response, please contact me at (202) 263-4144.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton